UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                         COMMISSION FILE NUMBER: 0-21051

(Check One):

(X) Form 10-K and Form 10-KSB   ( ) Form 11-K
( ) Form 20-F   ( ) Form 10-Q and Form 10-QSB   ( ) Form N-SAR

         For Period Ended: December 31, 2000

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

         For the Transition Period Ended:

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION


                           CAPITAL MEDIA GROUP LIMITED
                           ---------------------------
                             Full Name of Registrant


                          CARDINAL CAPITAL CORPORATION
                          ----------------------------
                            Former Name if Applicable


                             2 RUE DU NOUVEAU BERCY
                             94220 CHARENTON, FRANCE
                      -------------------------------------
                      Address of Principal Executive Office

                                    PART II
                            RULES 12B-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

The Registrant hereby represents that:

         (X) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (X) (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         ( ) (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         The Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000 could not be filed within the prescribed time period because certain information and data relating to and necessary for the completion of the Registrant's financial statements and management's discussion and analysis of financial condition and results of operations could not be obtained by the Registrant within time period without unreasonable effort or expense.

                                    PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

Philip B. Schwartz                                       (305) 982-5604
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   (Name)                                         (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                       (X) Yes ( ) No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       ( ) Yes (X) No

         If so: attach an explanation of the anticipated change, both narratively, and, quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           CAPITAL MEDIA GROUP LIMITED
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf of the undersigned thereunto duly authorized.

Date: March 28, 2001                   By: /s/ GILLES ASSOULINE
                                          -------------------------------------
                                           Gilles Assouline
                                           Chairman, President and
                                           Chief Executive Officer